



J.P.Morgan

Statement Period
February 27 - March 31, 2021

Account Number
974-51910

Investment Statement

82619 BDS 079 021 09021 - NNNNNNNNNNNN
RONALD PARKER TOD
453 OLD SLEEPY HOLLOW RD
PLEASANTVILLE NY 10570-3809

Account Value with Accruals

Account Description	Previous Period	This Period
Brokerage	1,639,938.44	1,656,064.53
ACCOUNT VALUE	**$1,639,938.44**	**$1,656,064.53**

See page 3 for footnotes and more detail.

Questions?

For Online Investing Accounts, Call Client Services

(800) 392 5749

131 S Dearborn, Floor 4
Chicago, IL, 60603

www.chase.com

More contact information on page 14

Account Value with Accruals
(March 2020 to March 2021)

$1,978,250
$1,608,350
$1,238,450
$868,550
$498,650
$128,750
Mar 2020
Jun 2020
Sep 2020
Dec 2020
Mar 2021

If you have any questions about your statement or concerns about your account, please call us at the toll free number provided above.

INVESTMENT AND INSURANCE PRODUCTS ARE: · NOT FDIC INSURED · NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY
· NOT A DEPOSIT OR OTHER OBLIGATION OF, OR GUARANTEED BY, JPMORGAN CHASE BANK, N.A. OR ANY OF ITS AFFILIATES
· SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED

Account is held at J.P. Morgan Securities LLC (JPMS), member Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). **This statement summary is provided for convenience purposes only**. For information about your JPMS account(s), please refer to your official JPMS account statement(s), which follows this statement summary. **Neither this statement summary nor your official JPMS account statement(s) should be used for tax reporting purposes.**

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Statement Period
February 27 - March 31, 2021
Last Statement: February 26, 2021

Account Number
974-51910

Account Value With Accruals: **$1,656,064.53**

RONALD PARKER TOD
453 OLD SLEEPY HOLLOW RD
PLEASANTVILLE NY 10570-3809

TFR ON DEATH IND

J.P. Morgan Self-Directed Investing

Account Activity Summary

Description	This Period	Year-to-Date
Beginning Account Value	**$1,639,938.44**	**$453,142.38**
Deposits (Cash & Securities)	0.00	1,200,000.00
Withdrawals (Cash & Securities)	0.00	0.00
Net Deposits / Withdrawals	**$0.00**	**$1,200,000.00**
Income	694.06	702.27
Fees [1]	0.00	0.00
Change In Investment Value	15,432.03	2,219.88
ENDING ACCOUNT VALUE	**$1,656,064.53**	**$1,656,064.53**
Net Accrued Income	0.00	0.00
Account Value With Accruals	**$1,656,064.53**	**$1,656,064.53**

1 *Account fees, management fees, and debit interest are included. Trade related fees charged by brokers and commissions impact the total cost or proceeds of your trades and are not included here.*

Month End Closing Method: First In, First Out (FIFO)

Your Broker/Dealer is J.P. MORGAN SECURITIES LLC, 4 Chase Metrotech Center, Brooklyn, New York 11245-0001

STATEMENT SUMMARY | BROKERAGE | IMPORTANT INFORMATION

J.P.Morgan

J.P. Morgan Self-Directed Investing

Asset Allocation Summary

Description	Market value Previous Period	Market value This Period	Total Change ($)
Cash & Sweep Funds	1,166,585.97	900,226.92	(266,359.05)
Equities	473,352.47	755,837.61	282,485.14
TOTAL ACCOUNT VALUE	**$1,639,938.44**	**$1,656,064.53**	**$16,126.09**

Asset Allocation



Equities
45.6%

Cash & Sweep
Funds
54.4%

The allocation percentage is derived from net positive
market values only.

Assets and Liabilities Summary

Description	Previous Period	This Period
Long Cash and Sweep Funds	1,166,585.97	900,226.92
Long Market Value	473,352.47	755,837.61
Total Assets	**$1,639,938.44**	**$1,656,064.53**
Total Liabilities	**$0.00**	**$0.00**
TOTAL ACCOUNT VALUE	**$1,639,938.44**	**$1,656,064.53**
Total Account Value with Accruals	**$1,639,938.44**	**$1,656,064.53**

Unrealized Gain / Loss Summary

Description	This Period
Short-Term Gain	24,385.64
Short-Term Loss	(16,144.10)
Short-Term Net Gain / Loss	**$8,241.54**
Long-Term Net Gain / Loss	**$0.00**
TOTAL UNREALIZED GAIN / LOSS	**$8,241.54**

Unrealized Gain / Loss represents Gain / Loss data since the date of acquisition.

Please read the important disclosures at the end of the statement. For questions, please contact us using the information provided on the front of this statement.

STATEMENT SUMMARY	BROKERAGE	IMPORTANT INFORMATION

J.P. Morgan Self-Directed Investing

Income Summary

Description	This Period	Year-to-Date
Dividends	691.00	691.87
Interest	3.06	10.40
Total Income from Taxable Investments	**$694.06**	**$702.27**
Total Income from Non-Taxable Investments	**$0.00**	**$0.00**
TOTAL INCOME	**$694.06**	**$702.27**

Taxable and Non-taxable income classifications are based on the characteristics of the underlying securities and not the taxable status of the account.

Realized Gain / Loss Summary

Description	This Period	Year-to-Date
Short-Term Loss	(5,986.11)	(5,986.11)
Short-Term Net Gain / Loss	**($5,986.11)**	**($5,986.11)**
Long-Term Net Gain / Loss	**$0.00**	**$0.00**
TOTAL REALIZED GAIN / LOSS	**($5,986.11)**	**($5,986.11)**

Realized gain/loss information is provided for transactions in your account as of the trade date and excludes transactions where cost basis information has not been provided or is unavailable.

Gain/loss calculations do not include adjustments for wash sales that may have occurred on the last business day of this statement period. These wash sale adjustments, if any, will be reflected on your next statement.

Cost basis and realized gain/loss on statements are provided for informational purposes only and should not be used for tax purposes or otherwise relied upon without assistance of your tax advisor.

Please read the important disclosures at the end of the statement. For questions, please contact us using the information provided on the front of this statement.

STATEMENT SUMMARY	BROKERAGE	IMPORTANT INFORMATION

Holdings

J.P. Morgan Self-Directed Investing

The total cost basis for each security position and the unrealized gain/loss are provided solely for your convenience and may not be used for tax purposes or otherwise relied upon. If you have questions related to the tax treatment of your investments, please consult your tax advisor. Unrealized gain/loss total reflects only those positions for which a cost basis is available or has been provided. J.P. Morgan has not, and cannot, validate the cost basis of positions reported by you or your agent, and are displayed solely for your convenience. Information on this statement related to cost and gain/loss calculations does not include adjustments for wash sales that may have occurred on transactions pending settlement. These wash sale adjustments, if any, will be reflected on your next statement.

CASH & SWEEP FUNDS

Description	Acquisition Date	Quantity	Price	Market Value	Unit Cost	Cost Basis	Unrealized Gain/Loss	Est. Accrued Inc. / Est. Annual Inc.
CHASE DEPOSIT SWEEP JPMORGAN CHASE BANK NA EST. 30 DAY AVG YIELD 0.01% FDIC-INSURED SUBJECT TO APPLICABLE LIMITS NOT COVERED BY SIPC Symbol: QACDS		900,226.92	1	**900,226.92**				-- --
TOTAL CASH & SWEEP FUNDS				**$900,226.92**				-- --

EQUITIES

Description	Acquisition Date	Quantity	Price	Market Value	Unit Cost	Cost Basis	Unrealized Gain/Loss		Est. Accrued Inc. / Est. Annual Inc.
AMAZON.COM INC Dividend Reinvested Symbol: AMZN	03 Feb 2021	30	3,094.08	**92,822.40**	3,394.36	101,830.90	(9,008.50)	ST	-- --
AMBEV S A ADS EST YIELD: 2.97% Symbol: ABEV	29 Mar 2021	10,000	2.74	**27,400.00**	2.65	26,500.00	900.00	ST	-- 813.60
ANHEUSER-BUSCH INBEV SA SPONSORED ADR Dividend	01 Feb 2021	300	62.85	**18,855.00**	64.38	19,314.00	(459.00)	ST	-- 322.20

See additional footnotes on the last page of the Holdings section.

Please read the important disclosures at the end of the statement. For questions, please contact us using the information provided on the front of this statement.

STATEMENT SUMMARY	BROKERAGE	IMPORTANT INFORMATION

J.P.Morgan
J.P. Morgan Self-Directed Investing

EQUITIES (continued)

Description	Acquisition Date		Quantity	Price	Market Value	Unit Cost	Cost Basis	Unrealized Gain/Loss		Est. Accrued Inc. / Est. Annual Inc.
ANHEUSER-BUSCH INBEV SA Reinvested EST YIELD: 1.71% Symbol: BUD										
CARNIVAL CORP COMMON PAIRED STOCK Dividend Reinvested Symbol: CCL	22 Feb 2021		3,500	26.54	**92,890.00**	25.11	87,885.00	5,005.00	ST	-- / --
COCA COLA COMPANY (THE) Dividend Reinvested EST YIELD: 3.19% Symbol: KO	29 Mar 2021		1,000	52.71	**52,710.00**	52.74	52,736.00	(26.00)	ST	-- / 1,680.00
COMCAST CORP CL A Dividend Reinvested EST YIELD: 1.85% Symbol: CMCSA			3.80451	54.11	**205.86**	43.05	163.77	42.09		-- / 3.80
	28 Oct 2020		3.78714		204.92	43.01	162.90	42.02	ST	
	27 Jan 2021		0.01737		0.94	50.09	0.87	0.07	ST	
CVS HEALTH CORPORATION Dividend Reinvested EST YIELD: 2.66% Symbol: CVS	29 Mar 2021		1,000	75.23	**75,230.00**	75.7	75,700.00	(470.00)	ST	-- / 2,000.00
DOMINION ENERGY INC COMMON STOCK Dividend Reinvested EST YIELD: 3.32% Symbol: D	29 Mar 2021		1,000	75.96	**75,960.00**	75.68	75,680.00	280.00	ST	-- / 2,520.00
ENERGY TRANSFER LP COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS Dividend Reinvested EST YIELD: 7.94% Symbol: ET	29 Mar 2021	N	2,000	7.68	**15,360.00**	7.9	15,800.00	(440.00)	ST	-- / 1,220.00

See additional footnotes on the last page of the Holdings section.

Please read the important disclosures at the end of the statement. For questions, please contact us using the information provided on the front of this statement.

STATEMENT SUMMARY | BROKERAGE | IMPORTANT INFORMATION

J.P. Morgan Self-Directed Investing

EQUITIES (continued)

Description	Acquisition Date	Quantity	Price	Market Value	Unit Cost	Cost Basis	Unrealized Gain/Loss		Est. Accrued Inc. / Est. Annual Inc.
FIFTH THIRD BANCORP Dividend Reinvested EST YIELD: 2.88% Symbol: FITB	01 Feb 2021	500	37.45	**18,725.00**	29.03	14,513.40	4,211.60	ST	-- 540.00
FORTRESS VALUE ACQUISITION CORP II CLASS A COMMON STOCK Symbol: FAII	02 Feb 2021	1,000	9.97	**9,970.00**	11.78	11,780.00	(1,810.00)	ST	-- --
GLOBAL X FDS GLOBAL X CANNABIS ETF EST YIELD: 3.37% Symbol: POTX	10 Feb 2021	300	16.05	**4,815.00**	28.11	8,433.00	(3,618.00)	ST	-- 162.30
INGREDION INC COM Dividend Reinvested EST YIELD: 2.85% Symbol: INGR	22 Feb 2021	600	89.92	**53,952.00**	87	52,200.00	1,752.00	ST	-- 1,536.00
INTERNATIONAL BUSINESS MACHINES CORP Dividend Reinvested EST YIELD: 4.89% Symbol: IBM		303.87928	133.26	**40,494.95**	119.88	36,429.00	4,065.95		-- 1,981.29
	01 Feb 2021	300		39,978.00	119.8	35,940.00	4,038.00	ST	
	10 Mar 2021	3.87928		516.95	126.05	489.00	27.95	ST	
JOHNSON & JOHNSON Dividend Reinvested EST YIELD: 2.46% Symbol: JNJ		201.27414	164.35	**33,079.40**	165.01	33,212.00	(132.60)		-- 813.15
	01 Feb 2021	200		32,870.00	165.05	33,010.00	(140.00)	ST	
	09 Mar 2021	1.27414		209.40	158.54	202.00	7.40	ST	
MERCK & CO INC Dividend Reinvested EST YIELD: 3.37% Symbol: MRK	01 Feb 2021	300	77.09	**23,127.00**	77.69	23,307.00	(180.00)	ST	-- 780.00
PFIZER INC Dividend Reinvested EST	22 Feb 2021	1,500	36.23	**54,345.00**	34.34	51,510.00	2,835.00	ST	-- 2,340.00

See additional footnotes on the last page of the Holdings section.

Please read the important disclosures at the end of the statement. For questions, please contact us using the information provided on the front of this statement.

STATEMENT SUMMARY	BROKERAGE	IMPORTANT INFORMATION

J.P. Morgan Self-Directed Investing

EQUITIES (continued)

Description	Acquisition Date		Quantity	Price	Market Value	Unit Cost	Cost Basis	Unrealized Gain/Loss		Est. Accrued Inc. Est. Annual Inc.
PFIZER INC YIELD: 4.31% Symbol: PFE										
PHILLIPS 66 PARTNERS LP COM UNIT REPSTG LTD PARTNERSHIP INT Dividend Reinvested EST YIELD: 11.05% Symbol: PSXP	01 Feb 2021	N	800	31.67	**25,336.00**	25.29	20,232.00	5,104.00	ST	-- 2,800.00
ROCHE HOLDING LTD SPONSORED ADR REPSTG ORD EST YIELD: 1.91% Symbol: RHHBY	29 Mar 2021		1,000	40.56	**40,560.00**	40.37	40,370.00	190.00	ST	-- 773.00
TOTAL EQUITIES					**$755,837.61**		**$747,596.07**	**$8,241.54**		-- $20,285.34

> **Total Account Value : $1,656,064.53**

Unless otherwise noted, all positions are held in your cash account.   F - TEFRA Account   G - Good Faith Account   I - Income Account   L - Non Purpose Loan Account
M - Margin Account   R - DVP/RVP Account   S - Short Account

AI Pricing Method: a – Net Investment   b – Appraised Value   c – The firm did not receive price information compliant with applicable reporting requirements.

A - Average Cost   B - Adjusted for Amortization or Accretion   D - Acquisition Date = Date of Death   E - Adjusted for Option Exercise or Assignment   K - Gifted Security   LT - Long Term
MT - Mixed Term   N - Noncovered   Provide - Please provide this information   ST - Short Term   T - Cost Basis provided by Third Party   W - Adjusted for Wash Sale

Please read the important disclosures at the end of the statement. For questions, please contact us using the information provided on the front of this statement.

STATEMENT SUMMARY	BROKERAGE	IMPORTANT INFORMATION

J.P.Morgan

Activity

CASH FLOW SUMMARY

Description	This Period	Year-to-Date
Opening Cash Balance	**$1,166,585.97**	**$452,943.93**
Trade and Investment Activity	20,423.89	20,423.89
Income	694.06	702.27
Cash Deposits	0.00	1,200,000.00
Total Credits	**$21,117.95**	**$1,221,126.16**
Trade and Investment Activity	(287,477.00)	(773,843.17)
Total Debits	**($287,477.00)**	**($773,843.17)**
Net Cash Activity	**($266,359.05)**	**$447,282.99**
CLOSING CASH BALANCE	**$900,226.92**	**$900,226.92**

"Opening Cash Balance" and "Closing Cash Balance" include Sweep Funds.

TRADE AND INVESTMENT ACTIVITY

Trade Date Settle Date	Transaction Closing Method	Description	Quantity	Price	Cost	Proceeds	Cost Basis	Realized Gain/Loss
09 Mar 2021 09 Mar 2021	REINVEST	**JOHNSON & JOHNSON** REINVEST @ 158.537891 Symbol: JNJ	1.27414		(202.00)			
10 Mar 2021 10 Mar 2021	REINVEST	**INTERNATIONAL BUSINESS** MACHINES CORP REINVEST @ 126.054312 Symbol: IBM	3.87928		(489.00)			
29 Mar 2021 31 Mar 2021	BUY	**AMBEV S A** ADS UNSOLICITED AVG PRICE SHOWN-DETAILS ON REQ ROME: WHIPANYAAA21032906874 Symbol: ABEV	10,000	2.65	(26,500.00)			
29 Mar 2021 31 Mar 2021	BUY	**COCA COLA COMPANY** (THE) UNSOLICITED Symbol: KO	1,000	52.736	(52,736.00)			

See additional footnotes on the last page of this account.

Please read the important disclosures at the end of the statement. For questions, please contact us using the information provided on the front of this statement.

STATEMENT SUMMARY	BROKERAGE	IMPORTANT INFORMATION

J.P. Morgan Self-Directed Investing

TRADE AND INVESTMENT ACTIVITY (continued)

Trade Date Settle Date	Transaction Closing Method	Description	Quantity	Price	Cost	Proceeds	Cost Basis	Realized Gain/Loss
29 Mar 2021 31 Mar 2021	BUY	**CVS HEALTH CORPORATION** UNSOLICITED Symbol: CVS	1,000	75.7	(75,700.00)			
29 Mar 2021 31 Mar 2021	BUY	**DOMINION ENERGY INC** COMMON STOCK UNSOLICITED Symbol: D	1,000	75.68	(75,680.00)			
29 Mar 2021 31 Mar 2021	BUY	**ENERGY TRANSFER LP** COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS UNSOLICITED Symbol: ET	2,000	7.9	(15,800.00)			
29 Mar 2021 31 Mar 2021	SELL FIFO	**ION ACQUISITION CORP 1** LTD CLASS A ORDINARY SHARES UNSOLICITED ST LOSS -5986.11 Symbol: IACA	(2,000.0)	10.212		20,423.89	26,410.00	(5,986.11)
29 Mar 2021 31 Mar 2021	BUY	**ROCHE HOLDING LTD** SPONSORED ADR REPSTG ORD UNSOLICITED Symbol: RHHBY	1,000	40.37	(40,370.00)			
Total Securities Bought & Sold					**($286,786.00)**	**$20,423.89**		
Total Other Investment Activity					**($691.00)**			
TOTAL TRADE AND INVESTMENT ACTIVITY					**($287,477.00)**	**$20,423.89**		

INCOME

Taxable and non-taxable income classifications are based on the characteristics of the underlying securities and not the taxable status of the account.

Income from Taxable Investments

Date	Transaction	Description	Quantity	Rate	Debit Amount	Credit Amount	Net Amount
09 Mar 2021	DIVIDEND	**JOHNSON & JOHNSON** RD 02/23 PD 03/09 CDRT .010				202.00	202.00

See additional footnotes on the last page of this account.

Please read the important disclosures at the end of the statement. For questions, please contact us using the information provided on the front of this statement.

STATEMENT SUMMARY	BROKERAGE	IMPORTANT INFORMATION

J.P. Morgan Self-Directed Investing

Income from Taxable Investments (continued)

Date	Transaction	Description	Quantity	Rate	Debit Amount	Credit Amount	Net Amount
		JOHNSON & JOHNSON DIV ON 200.00000 SHS Symbol: JNJ					
10 Mar 2021	DIVIDEND	**INTERNATIONAL BUSINESS** MACHINES CORP RD 02/10 PD 03/10 CDRT .630 DIV ON 300.00000 SHS Symbol: IBM				489.00	489.00
Total Dividends						**$691.00**	**$691.00**
TOTAL INCOME FROM TAXABLE INVESTMENTS						**$691.00**	**$691.00**
Total Income						**$691.00**	**$691.00**

SWEEP PROGRAM ACTIVITY

CHASE DEPOSIT SWEEP,JPMORGAN CHASE BANK NA,Symbol: QACDS

Date	Transaction	Description	Quantity	Price	Debit Amount	Credit Amount
OPENING BALANCE			1,166,585.97	1		
01 Mar 2021	REINVEST	MONTHLY INTEREST REINVESTED	3.06		(3.06)	
31 Mar 2021	REDEMPTION	INTRA-DAY WITHDRWAL	(266,362.110)			266,362.11
CLOSING BALANCE			**900,226.92**	**1**		

See additional footnotes on the last page of this account.

Please read the important disclosures at the end of the statement. For questions, please contact us using the information provided on the front of this statement.

STATEMENT SUMMARY	BROKERAGE	IMPORTANT INFORMATION

J.P.Morgan

J.P. Morgan Self-Directed Investing

CHASE DEPOSIT SWEEP, JPMORGAN CHASE BANK NA, Symbol: QACDS

Date	Transaction	Description	Quantity	Price	Debit Amount	Credit Amount
01 Mar 2021	INTEREST	MONTHLY INTEREST 01/30-02/26				3.06
SWEEP PROGRAM ACTIVITY					**($3.06)**	**$266,362.11**
Sweep Program Dividend/Interest						**$3.06**
Total Sweep Program Activity					**($3.06)**	**$266,362.11**

A - Average Cost   B - Adjusted for Amortization or Accretion   D - Acquisition Date = Date of Death   E - Adjusted for Option Exercise or Assignment   K - Gifted Security   LT - Long Term
MT - Mixed Term   N - Noncovered   Provide - Please provide this information   ST - Short Term   T - Cost Basis provided by Third Party   W - Adjusted for Wash Sale

Closing Methods: MLMG - Maximum Loss, Minimum Gain   LIFO - Last In, First Out   FIFO - First In, First Out   HC - High Cost   LC - Low Cost
LTHC - Long Term, High Cost   PRO - Pro Rata   VSP - Specific Match (the closing transaction was specifically matched to this lot)

Please read the important disclosures at the end of the statement. For questions, please contact us using the information provided on the front of this statement.

STATEMENT SUMMARY	BROKERAGE	IMPORTANT INFORMATION

J.P.Morgan

Additional Contact Information

Account(s)	Contact	Custodian
TFR ON DEATH IND (97451910)	**Client Services** (800) 392 5749	**J.P. Morgan Securities LLC** **Member FINRA and SIPC** 131 South Dearborn Street, IL1-0291 4th FLOOR Chicago, IL, 60603-5506 (800) 392 5749 www.chase.com

For questions, please contact us using the information provided on the front of this statement.

STATEMENT SUMMARY	BROKERAGE	IMPORTANT INFORMATION

Messages

LARGE TRADER REPORTING

A "large trader" is a legal entity or natural person who, directly or indirectly, through the exercise of investment discretion, effects transactions in the National Market System (NMS) securities that equal or exceed either:

- 2 million shares or $20 million during any calendar day; OR
- 20 million shares or $200 million over any calendar month.

The U.S. Securities and Exchange Commission (SEC) Rule 13h-1 Large Trader Reporting System requires U.S. and non-U.S. market participants who meet the definition of large trader to:

- File an electronic Form 13H with the SEC (via EDGAR) to obtain a large trader identification number (LTID); and
- Promptly disclose to U.S. broker-dealers that execute trades or carry accounts for the large trader, their LTIDs and the accounts to which the LTIDs apply.

If you are a large trader and have completed a Form 13H, you will receive an LTID from the SEC. In order to ensure that LTID's are captured and reported as required under the SEC rule, you are required to promptly report your LTID to us and identify each account to which the LTID should be applied.

ELECTRONIC FUNDS TRANSFER NOTICE

In case of errors or questions about electronic fund transfers to/from your account (via the Automated Clearing House (ACH) Network), your account statement or transaction record, please call us immediately at 1-800-392-5749 or write to us at J.P. Morgan Securities LLC, Mail Code: IL1-0291, 4th Floor, 131 South Dearborn, Chicago, IL 60603-5506.

 Please provide the following information:
1. Your name and account number,
2. The dollar amount of the suspected error, and
3. A description of the error or the transfer you are unsure about; please explain as clearly as you can why you believe it is an error or why you need more information.

Please note: We must hear from you no later than 60 days after we sent the first account statement on which the problem or error appeared. If you tell us verbally, we may require that you send us your complaint or question in writing within 10 business days. We will determine whether an error occurred within 10 business days after we hear from you and will correct any error promptly. If we need more time, however, we may take up to 45 days to investigate your complaint or question; for errors involving new accounts or foreign-initiated transactions, we may take up to 90 days to investigate. If we decide to do this, we will credit your account within 10 business days for the amount you think is in error (new accounts may take up to 20 days). However, if we ask you to put your complaint or question in writing and we do not receive it within 10 business days, we may not credit your account. If we determine at the conclusion of the investigation that there was no error, we will charge your account for the credited amount. We will tell you the results within three business days after completing our investigation. If we decide that there was no error, we will send you a written explanation. You may ask for copies of the documents that we used in our investigation.

J.P. Morgan Securities LLC (JPMS LLC) Consolidated Statement of Financial Condition

If you wish to obtain the December 31, 2020, audited Statement of Financial Condition, the document may be viewed by accessing https://jpmorganchaseco.gcs-web.com/ir/sec-other-filings/statements-financial-condition, or call 1.866.576.1300 to request the document be mailed to you at no cost.

J.P. Morgan Securities LLC Net Capital Requirements

JPMS LLC is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). As of December 31, 2020, JPMS LLC net capital of $27.6 billion exceeded the minimum regulatory net capital requirement of $5.0 billion by $22.6 billion.

STATEMENT SUMMARY	BROKERAGE	**IMPORTANT INFORMATION**

Messages (continued)

EXTENDED HOURS TRADING RISK DISCLOSURE
You should consider the following points before engaging in extended hours trading. "Extended hours trading" means trading outside of "regular trading hours." "Regular trading hours" generally means the time between 9:30 a.m. and 4:00 p.m. Eastern Standard Time.

Risk of Lower Liquidity. Liquidity refers to the ability of market participants to buy and sell securities. Generally, the more orders that are available in a market, the greater the liquidity. Liquidity is important because with greater liquidity it is easier for investors to buy or sell securities, and as a result, investors are more likely to pay or receive a competitive price for securities purchased or sold. There may be lower liquidity in extended hours trading as compared to regular market hours. As a result, your order may only be partially executed, or not at all.

Risk of Higher Volatility. Volatility refers to the changes in price that securities undergo when trading. Generally, the higher the volatility of a security, the greater its price swings. There may be greater volatility in extended hours trading than in regular market hours. As a result, your order may only be partially executed, or not at all, or you may receive an inferior price in extended hours trading than you would during regular market hours.

Risk of Changing Prices. The prices of securities traded in extended hours trading may not reflect the prices either at the end of regular market hours, or upon the opening the next morning. As a result, you may receive an inferior price in extended hours trading than you would during regular market hours.

Risk of Unlinked Markets. Depending on the extended hours trading system or the time of day, the prices displayed on a particular extended hours trading system may not reflect the prices in other concurrently operating extended hours trading systems dealing in the same securities. Accordingly, you may receive an inferior price in one extended hours trading system than you would in another extended hours trading system.

Risk of News Announcements. Normally, issuers make news announcements that may affect the price of their securities after regular trading hours. Similarly, important financial information is frequently announced outside of regular trading hours. In extended hours trading, these announcements may occur during trading, and if combined with lower liquidity and higher volatility, may cause an exaggerated and unsustainable effect on the price of a security.

Risk of Wider Spreads. The spread refers to the difference in price between what you can buy a security for and what you can sell it for. Lower liquidity and higher volatility in extended hours trading may result in wider than normal spreads for a particular security.

IMPORTANT INFORMATION REGARDING PURCHASES INDICATED AS AVERAGE PRICE
Your orders are processed in either (1) one execution at the confirmed price or (2) more than one execution, in which case the confirmed price is an average price. Please contact your J.P. Morgan representative for details regarding actual prices.

EDELIVERED TRADE CONFIRMATIONS
As a reminder, if you've elected to receive trade confirmations by electronic delivery, you can find current and past copies online in the Trade Confirmations section under Statements & Documents. You can also find disclosures and important information about those trades, via a link on that page titled "See important disclosures for your confirmations".

For questions, please contact us using the information provided on the front of this statement.

STATEMENT SUMMARY	BROKERAGE	IMPORTANT INFORMATION

Messages (continued)

CUSTOMER FREE CREDIT BALANCES
For accounts that are held at JPMS, customer free credit balances may be used in this firm's business subject to the limitation of 17CFR Section 240.15c3-3 under the Securities Exchange Act of 1934. You have the right to receive from us in the course of normal business operation, upon demand, the delivery of:
- any free credit balances to which you are entitled
- any fully-paid securities to which you are entitled
- any securities purchased on margin upon full payment of any indebtedness to us

For clients enrolled in a sweep program, the balance in any bank deposit account or shares of any money market mutual fund in which you have a beneficial interest can be withdrawn or liquidated on your order and the proceeds returned to your securities account or remitted to you.

If this is a margin account and we maintain a special memorandum account for you, this is a combined statement of your general account and a special memorandum account maintained for you under Section 220.6 of Regulation T issued by the Board of Governors of the Federal Reserve System. The permanent record of this separate account, as required by Regulation T, is available for your inspection.

Unless we hear from you to the contrary, it is our understanding that any free credit balances in your account are being maintained to facilitate your intention to invest such amounts through us.

MARGIN ACCOUNT REMINDERS
If you own a margin account, we would like to remind you that:

Securities and other assets in your account are our collateral for any margin loan made to you. If the securities and other assets in your account decline in value, so does the value of the collateral supporting your loan, and, as a result, we can take action, such as issue a margin call and/or sell securities or other assets in any of your accounts held at J.P. Morgan Securities LLC to maintain the required equity in your account. It is important that you fully understand the risks involved in trading securities on margin. These risks include the following:

- **You can lose more funds than you deposit in your margin account.**
- **We can force the sale of securities or other assets in your account(s).**
- **We can sell your securities or other assets without contacting you.**
- **You are not entitled to choose which securities or other assets in your account(s) are liquidated or sold to meet a margin call.**
- **We can increase our "house" maintenance margin requirements at any time and are not required to provide you with advance written notice.**
- **You are not entitled to an extension of time on a margin call.**

Further, if you have a margin account with us, as permitted by law we may use certain securities in your account for, among other things, settling short sales and lending the securities for short sales, and as a result may receive compensation in connection therewith. If you carry a margin balance, your account statement will reflect the current annual interest rate applicable to your margin loan. Please review the current rate, as under certain circumstances the rate may change without advance notice. If you have any questions or concerns about your current interest rate, please speak to your J.P. Morgan representative.

If you are a customer with a margin account, you have consented to our right (to the extent permitted by applicable law) to use, lend or pledge any securities held by J.P. Morgan Securities LLC in your margin account. In certain circumstances, such loans or other use may limit, in whole or in part, your ability to receive dividends directly from the issuing company and/or your right to exercise voting and other attendant rights of ownership with respect to the loaned, sold or pledged securities. Such circumstances include, but are not limited to, loans of securities that you own in your margin account that continue over record dates for voting purposes and ex-dividend dates for dividend distributions. If you do not receive dividends directly from the issuing company, you may receive payments-in-lieu of dividends, which could cause you to lose the benefit of the preferential tax treatment accorded to dividends.

VISIT CHASE.COM TO GET THE TAX INFORMATION YOU NEED
With the 2020 tax season upon us, we want to remind you that you can visit chase.com/taxcenter to learn:
- Which tax documents we provide;
- When you can expect to receive tax forms; and
- Other items to keep in mind as you prepare for your 2020 tax filing

For questions, please contact us using the information provided on the front of this statement.

STATEMENT SUMMARY	BROKERAGE	**IMPORTANT INFORMATION**

Important Information about Your Account Statement(s)

Unless otherwise indicated, accounts are held at J.P. Morgan Securities, LLC (JPMS), member FINRA and SIPC. JPMS is not a member of the Federal Deposit Insurance Corporation (FDIC).

NON-DISCRETIONARY: JPMS brokerage accounts are non-discretionary and all investment decisions are made by the client. For managed accounts, discretionary services are provided by JPMS, an affiliate or an authorized third party.

ACCOUNT PROTECTION: As a member of the Securities Investor Protection Corporation (SIPC), JPMS provides account protection for the net equity of a customer's funds and securities positions. SIPC provides $500,000 of primary net equity protection, including $250,000 for claims for cash (SIPC Coverage). Account protection applies when a SIPC member firm fails financially and is unable to meet its obligations to its securities customers, but does not apply to losses from the rise or fall in the market value of investments or to SIPC ineligible assets such as futures, options on futures, foreign exchange transactions, or any investment contracts that are not registered as securities or deposit account balances. For more information about SIPC Coverage, including the SIPC Brochure, visit www.sipc.org (follow the link to How SIPC Protects Investors) or call SIPC at (202) 371-8300.

CUSTODY: JPMS carries your account and acts as your custodian for funds and securities received, which have been deposited directly with us or received as a result of transactions we process for your account. Inquiries regarding your Statement may be directed to **JPMS at (347) 643-9953**

As used in the course of these statements, "J.P. Morgan" is the global brand name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide.

MARKET PRICES: The market value of your holdings is as of the last business day of the statement period or the last available price. Prices for determining market values represent estimates. These estimates are obtained from multiple sources deemed to be reliable. This information is not guaranteed for accuracy and is furnished for the exclusive use of the client.

J.P. Morgan makes no representation, warranty or guarantee, express or implied, that any quoted value represents the actual terms at which securities could be bought or sold or new transactions could be entered into, or the actual terms on which existing transactions or securities could be liquidated. Such values are only indicative.

ESTIMATED PRICING AND COST BASIS: Certain assets, including but not limited to, pooled and private investments, non-publicly traded and infrequently traded securities, derivatives, partnership interests and tangible assets are generally illiquid, the value of such assets may have been provided to us by third parties who may not be independent of the issuer or manager. Such information is reflected as of the last date provided to us, and is not independently verified.

Pricing estimates may be based on bids, prices within the bid offer spread, closing prices or matrix methodology that uses data relating to other securities whose prices are more ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities. Pricing estimates do not constitute bids for any securities. Actual prices realized at sale may be more or less than those shown on your statement.

Unpriced Direct Participation Program (DPP) and Real Estate Investment (REIT) Securities: DPP and REIT securities are generally illiquid and the value of the security will, generally, be different from its purchase price. Accurate valuation information is not available. The total cost basis for each security position and the unrealized gain/loss are provided solely as a general indication of performance and should not be used for tax purposes or otherwise relied upon without the assistance of your tax advisor. With respect to security positions received into your account, cost basis information, if any, has been provided by you. Further information is available upon request.

You may hold positions where the original cost basis has been adjusted to reflect amortization or accretion.

For Regulated Investment Companies or Dividend Reinvestment Plan sales, for which the average price method has been chosen, positions are closed out on a First-In-First-Out (FIFO) basis.

These statements are not official documents for income tax reporting purposes and should not be relied upon for such purposes, including determination of income, cost basis, amortization or accretion, or gain/loss. Such information, which may be inaccurate, incomplete or subject to updating, should be confirmed with your records and your tax advisor.

DIVIDEND INCOME: Dividends credited to your account may include capital gains, non-taxable dividends and/or dividends on foreign stock. You may wish to consult your tax advisor with regard to your tax liability on these dividends.

ESTIMATED ACCRUED INCOME, ESTIMATED ANNUAL INCOME AND ESTIMATED YIELD CALCULATIONS: The following calculation descriptions are provided for your reference. Please note that other factors may affect your specific calculations, so if you would like more information, please contact your J.P. Morgan representative or call us at the number on the front of this statement. In general, **Estimated Accrued Income** is calculated by multiplying the current coupon rate with the current face amount for the number of days since the bond's last interest payment. **Estimated Annual Income (EAI)** is calculated by multiplying either the current coupon rate or an estimated annual dividend (generally calculated by annualizing the most recent regular cash dividend) by the quantity of the security held. For balances other than sweep program balances, **Estimated Yield (EY)** is calculated by dividing EAI by the market value of the security. You should also know that: (i) the figures shown in this statement are estimates based on mathematical calculations using data obtained from outside sources; they are provided for informational purposes only, and are not a projection or guarantee of future returns. (ii) because prices of securities, coupon and dividend rates are subject to change at any time, these estimates should not be relied upon exclusively for making investment, trading, or tax decisions. (iii) because different asset types (e.g., equities versus fixed income securities) tend to have different investment characteristics, these estimates should not be compared across asset types; (iv) EAI and EY for certain types of securities might include return of principal or capital gains, in which case the EAI and EY would be overstated. There is no guarantee that your investments will actually generate the EAI or EY presented, and your actual income and yield might be higher or lower.

IMPORTANT INFORMATION REGARDING AUCTION RATE SECURITIES (ARS): ARS are debt or preferred securities with an interest or dividend rate reset periodically in an auction. Although there may be daily, weekly and monthly resets, there is no guarantee that there will be liquidity. If there are not enough bids at an auction to redeem the securities available for sale, the result may be a failed auction. In the event of a failed auction, there is no assurance that a secondary market will develop or that the security will trade at par or any other price reflected on statements and online. Accordingly, investors

For questions, please contact us using the information provided on the front of this statement.

STATEMENT SUMMARY	BROKERAGE	IMPORTANT INFORMATION

should not rely on pricing information appearing in their statements or online with respect to ARS. When J.P. Morgan is unable to obtain a price from an internal or outside source for a particular ARS, the price column on your statement will indicate "unpriced". A description of J.P. Morgan's practices and procedures regarding ARS is available at www.jpmorgan.com/muniars.

VALUATIONS OF OVER-THE-COUNTER DERIVATIVE TRANSACTIONS: Valuations of over-the-counter derivative transactions, including certain derivatives-related deposit products, have been prepared on a mid-market basis. These valuations are sourced from the various issuers of the securities, affiliates or they are sourced from a third party valuation provider. J.P. Morgan expressly disclaims any responsibility for (1) the accuracy of the models or estimates used in deriving the valuations, (2) any errors or omissions in computing or disseminating the valuations, and (3) any uses to which the valuations are put. Valuations are provided for information purposes only and are intended solely for your own use. Please refer to the trade confirmation for details of each transaction.

UNPRICED SECURITIES: When we are unable to obtain a current value from an internal or outside source for a particular security, the price column on your statement will indicate "Unpriced." Although such securities may have value, please note that the value of a security indicated as "Unpriced" will not be included in your overall current market value as reflected on the statement.

RESTRICTED SECURITIES: Restricted Securities (typically noted as "Restricted" or "RSTD" in the security description) have not been registered under the Securities Act of 1933 and may not be "freely traded." Since restricted securities are subject to certain restrictions which may render them illiquid or less liquid than freely-tradable shares, there can be no assurance a secondary market exists. While we typically use the value of the registered/unrestricted security of the same issuer and same class for statement (and other) reporting purposes, the price realizable in a sale of the securities may be less than the "Market Value" indicated and could be zero. No attempt has been made to independently value the specific security subject to its restriction. Additionally, inclusion of pricing of these holdings will result in the aggregated value of your portfolio as reflected on this report being overstated by an amount equal to the difference (if any) between the value of the freely-traded underlying security and the actual value of your restricted shares. For additional information on pricing, please see the "Market Prices" paragraph above.

THIRD PARTY INFORMATION: This statement contains (i) information obtained from multiple direct, indirect, affiliated, unaffiliated, public and proprietary data sources (including, but not limited to identifying information, market data, calculated data, reference data, valuations, ratings, coupon and dividend rates and other fundamental data) and (ii) information which is calculated based upon such information (including but not limited to, market values, Current Yield and Estimated annual income). Although your Custodian believes these sources and the sources of market values are reliable, it does not independently review or verify such information and neither your Custodian nor any source will have any duty or obligation to verify, correct, complete, or update any such information. Such information is being provided to you with all faults for use entirely at your own risk; without any warranty whatsoever by your Custodian, its affiliates or any such source. Neither your Custodian or its affiliates nor any such source shall have any liability whatsoever relating to any inaccuracy or lack of timeliness or completeness of such information or any use thereof or for omissions therefrom nor for any lost profits, indirect, special or consequential damages. Moreover, such sources retain exclusive proprietary rights in such information. You may use such information only for your internal use and purposes and not for reuse (other than in connection with the transaction or position for which the information is provided) or retransmission without prior written approval of the source, or for any unlawful or unauthorized purpose.

METHODS OF COMPUTING INTEREST ON DEBIT BALANCES: Interest is charged on a day by day basis for any day that there is a net debit balance in your overall account. The calculation is made on a 360-day basis at the rate or rates shown on the statement. Interest rates may be changed from time to time with fluctuating money market rates or for other reasons.

DEBIT BALANCES: Please note that if you see a Debit Balance in the Assets and Liabilities Summary on this statement, we may be required to temporarily suspend dividend reinvestment plan ("DRIP") functionality and/or liquidate securities held in your account to fund and eliminate the debit balance. This message does not apply to approved Margin Accounts in good standing. If you have any questions, please call the appropriate number on the front of this statement.

FOR OPTIONS ACCOUNTS: Further information with respect to commissions and other charges related to the execution of listed options transactions has been included on confirmation of such transactions previously available to you and such information will be made available to you promptly upon written request.

PARTIAL CALLS: If a partial call is made with respect to an issue of securities included in your Accounts we will allocate the call by a method we deem fair and equitable.

BEARER BONDS: If any securities held by us for your account are bearer obligations which have been issued since December 31, 1982 with original maturities of more than one year, we agree that we will satisfy the conditions set forth in subdivisions (i), (ii) and (iii) of the Treasury Regulation Section 1.165-12(c)(3) and covenant that we will comply with the requirements of Treasury Regulation Section 1.165-12(c)(2)(iii) concerning the delivery of such bearer obligations.

MESSAGE FOR ACCOUNTS WITH NON-US DOLLAR ACTIVITY: The holdings listed within each asset class are segregated by currency. For Non-USD denominated holdings, both the USD and local currency valuations and total asset class valuations, as calculated by the exchange rate stated, are provided. Activity will also be presented by currency. Non-USD activity will display both USD and local currency valuations, as calculated based on the exchange rate of the activity date. All summary information presented in this statement is presented in USD, unless specifically noted as presented in non-USD currency.

FINANCIAL STATEMENT: A financial statement for JPMS is available for your personal inspection at our office, or a copy will be mailed to you upon written request.

REPORTABLE TO THE INTERNAL REVENUE SERVICE: As required by law, at year end, we will report to you and to the Internal Revenue Service and to certain states, certain information on sales (including short sales), dividends, and various types of interest that have been credited to your account.

IN CASE OF ERRORS OR QUESTIONS ABOUT YOUR ACCOUNT STATEMENT: Please review this statement closely and contact us as soon as possible if you notice an error (including things like possible unauthorized trading activity, unrecorded dividend payments or improper payments or transfers). In order to protect your rights, including any rights under the Securities Investor Protection Act (SIPA), you will be asked to provide details of the error in writing, using the information provided on the front of this statement.

In your written communication, please provide the following information: (1) your name and account number; (2) the dollar amount of the suspected error; and (3) a description of the error. Please note that we must receive your written communication no later than 30 days after the statement on which the error appeared is sent or made available. If you do not notify us, you agree that the statement activity and account balances are correct.

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For questions, please contact us using the information provided on the front of this statement.

| STATEMENT SUMMARY | BROKERAGE | IMPORTANT INFORMATION |

CHANGES TO YOUR INVESTMENT OBJECTIVES OR FINANCIAL SITUATION:
Please notify us as soon as possible if you experience a change in your investment objectives or overall financial situation, or if you have questions or concerns about the management of your account. If we do not hear from you, we will consider the information we currently have on file to be complete and accurate. You can review your current investment objectives and/or make any changes to the personal financial information we have on file for your account anytime by calling the number listed on this statement**. If you send us any written correspondence, please be sure to include your account number.**

CHANGES TO YOUR MAILING OR EMAIL ADDRESS: Please let us know as soon as possible when there has been a change to your mailing or email address. You can update your account online at chase.com (under "Profile & settings") or by calling the number listed on this statement.

USA PATRIOT ACT: The USA PATRIOT Act requires that all financial institutions obtain certain identification documents or other information in order to comply with their customer identification procedures. Until you provide the required information or documents, we may not be able to open **or maintain** an account or effect any transactions for you.

ASSETS: Subject to regulatory or other pre-agreed limitations, all or any part of the securities in your account may have been used by us in securities financing transactions.

INFORMATION AVAILABLE UPON REQUEST: The date and time of the transaction and the name of the person from whom the security was purchased, or to whom it was sold will be furnished upon request.

For questions, please contact us using the information provided on the front of this statement.

STATEMENT SUMMARY	BROKERAGE	IMPORTANT INFORMATION